07021350

ANNEX A

TOMTOM®

Amsterdam, 14 February 2007

SUPPL

TomTom 2006 Q4 results
Conference Call and Webcast
February 22, 2007 at 14.00 hrs (CET)

Dear Sir, Madam,

We would like to invite you to participate in our conference call on Thursday 22nd February at 14.00 hrs (CET). Duration will be approximately 60 minutes.

During the conference call Harold Goddijn, CEO, and Marina Wyatt, CFO, will discuss the 2006 4th quarter results, followed by questions and answers.

To participate in the conference call, please dial one of the following numbers:

+31 (0)20 712 1304 (Netherlands)
+44 (0)20 7138 0816 (UK)
+1 718 354 1171 (US)

Please dial in 15 minutes in advance to allow time for registration.

For those who are unable to participate, an audio web cast will be available on www.tomtom.com. The video/audio-archive on the TomTom website will be operational shortly after the meeting.

I would be grateful if you could please confirm your attendance by replying to this email.

Yours sincerely,
TomTom N.V.

Taco Titulaer
Investor Relations
+31 (0)20 850 1170

Notes to editors:

The FM Transmitter mount qualifies as a short range device. The use of the FM radio frequencies by short range devices is governed by local laws and regulations which may vary from country to country. Please check www.tomtom.com for the current status in your jurisdiction.

For more information please contact:

Investor Relations and Financial Press

Taco Titulaer

Investor.relations@tomtom.com

+ 31 (0) 20 850 1170

About TomTom

TomTom NV is a leading provider of personal navigation products and services. TomTom's products are developed with an emphasis on innovation, quality, ease of use and value. TomTom's products include all-in-one navigation devices which enable customers to navigate right out of the box; these are the award winning TomTom GO family, the TomTom ONE range and the TomTom RIDER. TomTom PLUS, is the location-based content and services offering for TomTom's navigation products easily available through TomTom HOME. TomTom also provides navigation software products which integrate with third party devices; the TomTom NAVIGATOR software PDA's and smartphones. TomTom WORK combines industry leading communication and smart navigation technology with leading edge tracking and tracing expertise. TomTom's products are sold through a network of leading retailers in 20 countries online. TomTom was founded in 1991 in Amsterdam and has offices in Europe, North America and Asia Pacific. TomTom is listed at Euronext, Amsterdam Stock Exchange in the Netherlands. For more information, go to www.tomtom.com.

Notice on forward-looking statements

This release includes forward-looking statements regarding TomTom NV and its business. These statements are based on the company's current plans, estimates and projections, as well as its expectations of external conditions and events. In particular the words "expect", "anticipate", "estimate", "may", "should", "believe" and similar expressions are intended to identify forward-looking statements, as are any statements regarding TomTom NV's future product introductions, releases and updates. Forward-looking statements involve inherent risks and uncertainties and speak only as of the date they are made. The forward-looking events and circumstances discussed in this release may not occur and actual results could differ materially as a result of known and unknown risk factors and uncertainties affecting TomTom, including, but not limited to, the risk factors listed under "Business Risks" in the company's 2005 Annual Report, available at http://investors.tomtom.com/tomtom/reports/rep_2005/. TomTom NV undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise

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